Exhibit (a)(1)(xiii)
ScottsMiracle-Gro launches tender offer to purchase SMG shares;
Eligible associates will receive information on how to participate
This morning, ScottsMiracle-Gro announced the commencement of a modified “Dutch auction” tender offer to repurchase up to $250 million of its common shares of stock. Until 12 midnight, New York City time, on February 8, 2007, shareholders – including those associates who own eligible shares – will be able to “tender” to sell their shares in a price range of $48.50 and $55.50.
Associates who own eligible shares in various benefit plans will receive a packet in the mail called an “Offer to Purchase” from the administrator of the respective benefit plan (Fidelity for the 401(k) and Computershare for the Discounted Stock Purchase Plan) instructing you on how to participate in the tender, if you so choose. There is no requirement to tender your shares. If you wish to continue owning your shares, there is no need to do anything when you receive the mailing.
Please note that only associates who own eligible shares of ScottsMiracle-Gro in either their 401(k) or through the Discounted Stock Purchase Plan will be receiving the “Offer to Purchase” packet with the exception of those associates who may own shares through a personal investment account. Associates who have vested stock options will receive communications from Merrill Lynch about how to participate in the tender offer if you choose to do so.
As you may recall, the Company also announced last month that it intends to pay a special one-time cash dividend. Assuming the Board declares the dividend as anticipated, the dividend would most likely occur in late February and the amount of the dividend would is likely be in the range between $7 and $8 per share, depending on the results of the tender offer, the Board’s deliberations and other factors. Any shares tendered during the Dutch auction tender offer will be purchased by the Company prior to the payment of any special dividend. Therefore they will not be eligible for such special dividend.
It is important to note that the Company cannot provide advice on whether associates should tender their shares. Managers should likewise refrain from providing counsel to their associates. If you have questions about whether to participate in the tender offer, the Company urges you to contact your financial, tax or other advisor. Associates with broad financial planning questions unrelated to the tender offer can use the Ernst & Young Financial Planner Line by calling 888-839-2626.
ScottsMiracle-Gro has retained D.F. King & Co. as the “information agent” for the tender offer. If associates have questions about how to participate in the tender offer, or do not receive information about the offer in the mail, you should call 800-714-3312 Please do not call Human Resources, Investor Relations or any other internal resource as these departments will be unable to answer your questions.
In a separate communication from Chief Financial Officer Dave Evans, the Company has provided associates with a brief update on its current business forecast and long-term financial goals. To learn more about how the Company views its future results, associates also can access the Company’s Investor Relations website by visiting http://investor.scotts.com.
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This e-mail correspondence is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, are included in the Offer to Purchase, the Letter of Transmittal and related materials (including the materials provided by Fidelity, Computershare and/or Merrill Lynch), which are expected to be mailed to shareholders promptly. You should read carefully the Offer to Purchase, the Letter of Transmittal and such other related materials when they are available because they will contain important information. Associates who are shareholders may obtain free copies of the Offer to Purchase and other related materials that has been or will be filed by the company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Associates who are shareholders also may obtain a copy of these documents, free of charge, from D.F. King & Co. by calling 800-714-3312. All shareholders are urged to read carefully those materials prior to making any decisions with respect to the tender offer.